TRANSGLOBE ENERGY CORPORATION ANNOUNCES THIRD QUARTER 2013 FINANCIAL AND OPERATING RESULTS TSX: “TGL” & NASDAQ: “TGA”

Calgary, Alberta, November 13, 2013 - TransGlobe Energy Corporation (“TransGlobe” or the “Company”) is pleased to announce its financial and operating results for the three and nine months ended September 30, 2013. All dollar values are expressed in United States dollars unless otherwise stated.

•	Third quarter production averaged 18,197 Bopd (18,109 Bopd sales);

•	Third quarter funds flow of $33.5 million;

•	Third quarter earnings of $16.3 million (includes a $1.6 million loss on convertible debentures);

•	Spent $22.4 million on exploration and development during the quarter;

•	The four PSCs (100% working interest) awarded in the 2011/2012 EGPC bid round were signed on November 7, 2013;

•
Collected $40.8 million in accounts receivable from the Egyptian Government during the quarter and offset signature bonuses on new PSCs ($40.6 million) against accounts receivable subsequent to the quarter;

•	Ended the quarter with $128.2 million in cash and cash equivalents; positive working capital of $318.8 million or $194.5 million net of debt (including convertible debentures);

•	Drilled 11 wells in the quarter resulting in 10 oil wells and one gas/condensate well;

•	Two new discoveries including oil at Block 32 in Yemen and gas/condensate at East Ghazalat in Egypt;

•	Block S-1 in Yemen recommenced production on November 8, 2013.

A conference call to discuss TransGlobe’s 2013 third quarter results presented in this news release will be held Wednesday, November 13, 2013 at 9:00 AM Mountain Time (11:00 AM Eastern Time) and is accessible to all interested parties by dialing 416-340-2216 or toll free at 1-866-226-1792 (see also TransGlobe’s news release dated November 4, 2013). The webcast may be accessed at http://www.gowebcasting.com/4947.

FINANCIAL AND OPERATING RESULTS
(US$000s, except per share, price, volume amounts and % change)

Three months ended September 30				Nine months ended September 30
	2013	2012	% Change	2013	2012	% Change
Oil revenue	161,900	152,624	6	474,461	460,128	3
Oil revenue, net of royalties	78,531	74,540	5	234,120	225,385	4
Derivative gain (loss) on commodity contracts	—	—	—	—	(125)	—
Production and operating expense	16,923	11,622	46	48,984	35,024	40
General and administrative expense	6,966	7,350	(5)	20,385	20,829	(2)
Depletion, depreciation and amortization expense	12,013	11,005	9	35,253	34,516	2
Income taxes	19,858	22,742	(13)	63,195	65,660	(4)
Funds flow from operations*	33,483	35,397	(5)	102,375	106,659	(4)
Basic per share	0.45	0.48		1.39	1.46
Diluted per share	0.44	0.47		1.25	1.41
Net earnings	16,344	11,774	39	51,619	52,898	(2)
Net earnings - diluted	16,344	11,774	39	42,482	52,898	(20)
Basic per share	0.22	0.16		0.70	0.72
Diluted per share	0.22	0.16		0.52	0.70
Capital expenditures	22,418	12,579	78	59,906	31,501	90
Corporate acquisitions	—	4,881	(100)	—	27,978	(100)
Working capital	318,798	252,242	26	318,798	252,242	26
Long-term debt, including current portion	39,040	31,878	22	39,040	31,878	22
Convertible debentures	85,300	102,920	(17)	85,300	102,920	(17)
Common shares outstanding
Basic (weighted-average)	73,898	73,450	1	73,863	73,249	1
Diluted (weighted-average)	75,675	75,621	—	81,987	75,501	9
Total assets	723,708	635,529	14	723,708	635,529	14
* Funds flow from operations is a measure that represents cash generated from operating activities before changes in non-cash working capital and may not be comparable to measures used by other companies.

Operating
Average production volumes (Bopd)	18,197	18,105	1	18,205	17,284	5
Average sales volumes (Bopd)	18,109	17,124	6	18,186	16,942	7
Average price ($ per Bbl)	97.18	96.88	—	95.56	99.12	(4)
Operating expense ($ per Bbl)	10.16	7.38	38	9.87	7.54	31

CORPORATE SUMMARY

TransGlobe Energy Corporation's (“TransGlobe” or the “Company”) total production averaged 18,197 barrels of oil per day (“Bopd”) during the third quarter which is down slightly from the previous quarter production of 18,417 Bopd.

In the Eastern Desert the Company continues to grow production primarily due to successful drilling and facility expansion/optimization projects. Year-to-date the Company has drilled 31 wells in the Eastern Desert resulting in 28 oil wells and 3 dry holes. At West Bakr the Company achieved a new monthly production record in the concession's entire history by producing 6,276 Bopd in September 2013. At West Gharib the Company finalized a well stimulation contract in June and embarked on a completion/stimulation program to complete and stimulate 15 wells that had been waiting on stimulation in addition to new wells drilled in 2013. Between mid-June and the end of the third quarter the Company stimulated 13 wells at West Gharib.

In the Western Desert the Company announced a gas/condensate discovery at East Ghazalat and commenced drilling the first of two approved wells at South Alamein on November 1, 2013.

Dated Brent oil prices were higher in the third quarter, averaging $110.27 per barrel, up 8% from $102.44 per barrel in Q2-2013. The West Gharib and West Bakr crude is sold at a quality discount to Dated Brent and received a blended price of $97.00 during the quarter. The Company had funds flow of $33.5 million and ended the quarter with positive working capital of $318.8 million or $194.5 million net of debt (including the convertible debentures). The Company's accounts receivable was $239.7 million (Q2-2013 - $222.3 million) at the end of the quarter including collections of $40.8 million from the Egyptian Government during the quarter. The Company expects to collect a total of $250 million to $270 million by year end, representing a 59% to 72% increase over 2012 collections. The majority of the fourth quarter collections are expected to come in the form of a full cargo lifting and a partial cargo lifting, both scheduled for November, which have been allocated to the Company.

The full cargo lifting occurred November 5 to 7, 2013. These full and partial liftings are expected to result in collections of approximately $65 million based on current pricing. Another large portion of the remaining collections will be the offset of signature bonuses on the four new PSCs awarded to the Company that were recently passed into law. The settlement of the signature bonuses, of $40.6 million, against the outstanding accounts receivable occurred prior to the official PSC signature ceremony held on November 7, 2013.
The Company had net earnings in the quarter of $16.3 million, which includes a $1.6 million non-cash unrealized loss on convertible debentures. The $1.6 million loss represents a fair value adjustment in accordance with IFRS, but does not represent a cash gain or a change in the future cash outlay required to repay the convertible debentures.

In late June and early July, the Egyptian Government led by Mohamed Morsi was removed and a new interim government was installed following massive protests at the end of June. Additional protests held by the supporters of Mohamed Morsi continued in Cairo and other major cities in Egypt for several weeks following his removal from office. Since the middle of August there have been only very small civil disturbances and demonstrations. TransGlobe’s offices and staff in Cairo and elsewhere were not materially impacted by these events.

During this period of extraordinary political change, the Company's field operations and offices were not directly impacted. The Company continues to grow in Egypt but at a slower rate than originally planned for 2013 due to delayed approval processes and overall macro-economic pressures in Egypt which have impacted our ability to spend the capital originally budgeted for Egypt. We expect that disruptions to normal business and supply processes will continue in the medium term as Egypt works through its current macro-economic challenges. This has and will continue to impact our ability to execute our programs with the same predictability that we have historically experienced in Egypt.

The recent approval of the new concession agreements by the Egyptian Government is viewed as a very positive indication that the current administration is focused on developing Egypt's resources as part of the overall economic recovery.

The Company has a strong financial position and continues to pursue business development opportunities both within and outside of Egypt.

The Company has determined that it is now in a position to achieve its growth objectives and simultaneously return some cash value to its shareholders. As such, the Company is undertaking to determine the most efficient and fair manner to achieve this objective. The Company is analyzing the possibility of beginning either a modest dividend program or a share buy-back program, or a combination of both strategies. The Company anticipates that it will determine which approach it will take in the near term and implement such approach in 2014.

OPERATIONS UPDATE

ARAB REPUBLIC OF EGYPT

West Gharib, Arab Republic of Egypt (100% working interest, operated)

Operations and Exploration

The Company drilled five wells in the third quarter resulting in five oil wells (four at East Arta and one at Hoshia).

At East Arta four wells were drilled and cased as oil wells and will be completed and stimulated in the fourth quarter. One Lower Nukhul well was drilled on the northwest edge of the block, one Upper Nukhul well was drilled in the southeast quadrant and two Thebes wells were drilled on the northeast edge of the block.

One well was drilled at Hoshia and will be completed as a Lower Rudeis oil well and placed on production in November.

The Company maintained an active fracture stimulation program that began in mid-June 2013 and continued throughout the third quarter. Since mid-June, a total of 13 wells have been stimulated and placed on production, including 11 at Arta/East Arta, one at Hoshia and one at South Rahmi.

Subsequent to the quarter, two wells were drilled resulting in an infill oil well at Hana and a dry hole at Fadl.

Year to date the Company has drilled 17 wells resulting in 15 oil wells and two dry holes at West Gharib. The rig is currently drilling a development well at Hana.

Production

Production from West Gharib averaged 12,274 Bopd to TransGlobe during the third quarter, a four per cent (555 Bopd) decrease from the previous quarter.

Production averaged 12,024 Bopd in July, 12,305 Bopd in August, 12,464 Bopd in September and 12,000 Bopd in October.

Production was lower in the third quarter due to natural declines which were not fully offset by newly stimulated wells placed on production during the quarter. The company currently has eight cased wells scheduled for stimulation in the fourth quarter in addition to the planned drilling for the balance of the year.

The Company continues to progress a number of infrastructure projects in the West Gharib/West Bakr fields designed to ultimately deliver all West Gharib production to GPC by pipeline and eliminate oil trucking outside the West Gharib field area.

Quarterly West Gharib Production (Bopd)
	2013			2012
	Q-3	Q-2	Q-1	Q-4
Gross production rate	12,274	12,829	12,970	11,563
TransGlobe working interest	12,274	12,829	12,970	11,563
TransGlobe net (after royalties)	6,865	7,066	7,084	6,697
TransGlobe net (after royalties and tax)*	4,812	4,995	4,916	4,884
* Under the terms of the West Gharib Production Sharing concession, royalties and taxes are paid out of the Government’s share of production sharing oil.

West Bakr, Arab Republic of Egypt (100% working interest, operated)

Operations and Exploration

The Company drilled four wells in the third quarter resulting in four oil wells (two in the H field, one in the M-Field and one in the K-Field).

The company drilled two development wells in the H field during the quarter. One well has been placed on production at a rate of approximately 550 Bopd and the second well was just recently placed on production and still cleaning-up.

In the K-Field the Company drilled an infill location in the north central portion of the field which was cased with oil pay in the Asl A and Asl F sands. Testing will be completed on the Asl F before moving uphole to the primary Asl A target.

In the M-Field, a step-out well was drilled during the quarter along the western limit of the field. The well encountered oil pay in four sands and was completed in the Asl C at initial rates of 300 Bopd.

Subsequent to the quarter, two wells were drilled resulting in an oil well in K-Field and a dry hole in the M-Field. The K-Field well encountered Asl A and Asl B pay and will be completed in the Asl B.

The rig is currently moving to drill a development well in the H-Field. It is expected that the drilling rig will continue working in West Bakr throughout 2013/14.

Production

Production from West Bakr averaged 5,393 Bopd to TransGlobe during the third quarter, a 10% (504 Bopd) increase from the previous quarter.

Production averaged approximately 5,070 Bopd in July, 5,007 Bopd in August, 6,270 Bopd in September and 6,000 Bopd in October.

The September and October increases are attributed to newly-drilled wells being brought-on production along with a number of recompletions in wells with multiple stacked pay zones. In multi-zone wells, the lowermost intervals have initially been completed which are often thin with indications of bottom water. As these zones decline in productivity and show increasing water production, they are either plugged-back or commingled with uphole, thicker and more productive oil zones.

Quarterly West Bakr Production (Bopd)
	2013			2012
	Q-3	Q-2	Q-1	Q-4
Gross production rate	5,393	4,889	4,359	4,730
TransGlobe working interest	5,393	4,889	4,359	4,730
TransGlobe net (after royalties)	1,488	1,624	1,373	1,569
TransGlobe net (after royalties and tax)*	1,102	1,274	1,061	1,230
* Under the terms of the West Bakr Production Sharing concession, royalties and taxes are paid out of the Government's share of production sharing oil.

East Ghazalat, Arab Republic of Egypt (50% working interest)

Operations and Exploration

The North Dabaa 1X exploration well was drilled to a total depth of 14,740 feet and cased as a Cretaceous oil and Jurassic gas condensate discovery. Based on open hole well logs and samples, the well encountered approximately eight feet of net oil pay in the Abu Roash formation and 23 feet of net gas/condensate pay in the Khatatba formation.

The Khatatba formation (9,882 - 9,906 feet) was completed and flow tested using the drilling rig for a total duration of 72.5 hours.  During this period, approximately 48.9 million cubic feet of gas (“MMcf”) and 4,893 barrels (“Bbl”) of 56.9° API condensate were recovered on choke sizes varying from 18/64 inch to 64/64 inch and corresponding wellhead drawdowns of 2% to 44%.  This represents average rates during the entire flow test of 16.2 million cubic feet of gas per day (“MMcfd”) and 1,620 barrels per day (“Bpd”) of condensate.  An extended flow period of 26 hours was performed on a 64/64 inch choke during the test resulting in rates of 26.0 MMcfd of gas and 2,571 Bpd of condensate.  Shut-in periods were conducted during the test, however a detailed well test analysis has not been performed.  The test results should be considered as preliminary and are not necessarily indicative of long-term performance.  The well was suspended and the drilling rig was released.  The new pool discovery may require additional drilling to determine the extent and commerciality of the discovery. The North Dabaa 1X exploration well was drilled, cased, completed and tested for a total estimated cost of $6.6 million ($3.3 million to TransGlobe). The North Dabaa 1X discovery is located approximately 1.4 kilometers east of the Company’s newly awarded 100% working interest South Ghazalat concession.

The Abu Roash oil zone was completed and tested in October using a workover rig. The Abu Roash was perforated and flowed approximately 100 Bopd with a 45% water cut on a short flow test with nitrogen lift. The well has been suspended pending further evaluation.

Production

Production from East Ghazalat averaged 421 Bopd (211 Bopd to TransGlobe) during the third quarter, a 46% (182 Bopd to TransGlobe) decrease from the previous quarter primarily due to natural declines and two pump failures which had been shut-in since July.

Production to TransGlobe averaged 241 Bopd in July, 198 Bopd in August, 193 Bopd in September and 216 Bopd in October. Approximately 420 Bopd (210 Bopd to TransGlobe) had been shut-in since early July due to two pump failures which were worked-over in late October and placed back on production.

Quarterly East Ghazalat Production (Bopd)
	2013			2012
	Q-3	Q-2	Q-1	Q-4
Gross production rate	421	786	677	934
TransGlobe working interest	211	393	338	467
TransGlobe net (after royalties)	106	189	170	235
TransGlobe net (after royalties and tax)*	84	149	135	187
* Under the terms of the East Ghazalat Production Sharing concession, royalties and taxes are paid out of the Government's share of production sharing oil.

South Alamein, Arab Republic of Egypt (100% working interest, operated)

Operations and Exploration

The Company approved a budget for 2013 which included an initial eight-well drilling program and the development of the Boraq 2 oil discovery. The 2013 drilling program included two Boraq appraisal wells with the balance of the program focused on exploration prospects in South Alamein.

The Company has been working closely with EGPC and the Ministry of Oil since early 2012 to obtain military surface access approvals in the South Alamein concession. In early June, the Company received military approval for the West Manar and Taef exploration wells. Subsequently the Company contracted a drilling rig for two firm wells plus two option wells.

The drilling rig was mobilized to the Taef prospect during October and drilling commenced on November 1, 2013. Following the Taef well, the rig is scheduled to drill the West Manar prospect. It is expected that the wells will take 30 to 45 days each to drill and test.

The wells are targeting an estimated 11 million barrels and 25 million barrels of P mean un-risked prospective resources respectively. The estimated prospective resources were independently evaluated as of December 31, 2012 by DeGolyer and McNaughton Canada Limited as disclosed in the January 11, 2013 press release.

Production

The Company is discussing a potential development lease with EGPC for the Boraq discovery which could facilitate early production from Boraq when military access approval is received. Originally the Company had budgeted for a Q4-2013 startup of production from Boraq

(approximately 1,800 Bopd) with an average production rate of 460 Bopd for 2013. First oil from Boraq has been deferred primarily due to delayed military approvals.

NEW CONCESSIONS EGPC BID ROUND

On November 8, 2013 the Company announced that the four new concessions awarded in the 2012 EGPC bid round were approved and signed November 7, 2013. With the addition of the four new 100% concessions, the Company’s concessions in Egypt have doubled to a total of eight (seven operated) and the exploration acreage has increased by approximately 800,000 net acres. The Company has committed to $101.1 million of expenditures on the new blocks over the next three years which is comprised of $40.6 million in signature bonus and $60.5 million of work commitments during the first three year exploration phase. The $40.6 million signature bonus has been offset against outstanding receivables owed to the Company by EGPC. The Company, through the use of its Borrowing Base Facilities, has provided letters of guarantee in the amount of $60.6 million for the first phase work commitments.

Each concession consists of an initial three-year exploration period with the provision for two extension periods of two years each for a total exploration period of seven years. In addition to further work commitments, the company is required to relinquish 25% of the exploration lands prior to entering the next exploration extension. At the end of the exploration period all lands not converted to development leases must be relinquished. Development leases are for 20 years with a provision for a five-year extension.

North West Gharib, Arab Republic of Egypt (100% WI)

The Company's primary objective was obtaining the 655 square kilometer (162,000 acre) North West Gharib concession which surrounds and immediately offsets the Company's core West Gharib/West Bakr producing concessions (~45,000 acres). At North West Gharib the Company expects to commence drilling shortly after ratification and final approval of the concession into law. The Company has identified more than 79 drilling locations based on existing well and seismic data for the area. The Company intends to identify additional exploration targets by acquiring 3D seismic data on portions of the Concessions which are not covered with modern 3D seismic.

At North West Gharib the company has paid a signature bonus of $25 million and committed to a work program of $35 million in the first phase which consists of 200 square kilometers of 3D seismic and 30 wells. The North West Gharib concession production sharing terms are as follows: cost oil of 25%, sharing of profit oil with 15% to the Contractor, 85% to the Government of Egypt, with 5% excess cost recovery oil to the Contractor. Capital investments are amortized over five years and operating costs are fully recovered in the quarter incurred and paid. All taxes and royalties are paid out of the Government’s share of profit oil.

South West Gharib, Arab Republic of Egypt (100% WI)

The 195 square kilometer (48,000 acre) South West Gharib concession is located immediately south of the North West Gharib concession. The Company will acquire 3D seismic over the entire concession prior to drilling exploration wells in the first exploration phase.

At South West Gharib the company has paid a signature bonus of $5.2 million and committed to a work program of $10 million in the first phase which consists of 200 square kilometers of 3D seismic and four wells.

The South West Gharib concession production sharing terms are as follows: cost oil of 25%, sharing of profit oil with 15% to the Contractor, 85% to the Government of Egypt, with 5% excess cost recovery oil to the Contractor. Capital investments are amortized over five years and operating costs are fully recovered in the quarter incurred and paid. All taxes and royalties are paid out of the Government’s share of profit oil.

South East Gharib, Arab Republic of Egypt (100% WI)

The 508 square kilometer (125,000 acre) South East Gharib concession is located immediately south of the South West Gharib concession. The Company will acquire extensive 2D and 3D seismic over this area prior to drilling exploration wells in the first exploration phase.

At South East Gharib the company has paid a signature bonus of $5.2 million and committed to a work program of $7.5 million in the first phase which consists of 300 km of 2D seismic, 200 square kilometers of 3D seismic and two wells.

The South East Gharib concession production sharing terms are as follows: cost oil of 25%, sharing of profit oil with 15% to the Contractor, 85% to the Government of Egypt, with 5% excess cost recovery oil to the Contractor. Capital investments are amortized over five years and operating costs are fully recovered in the quarter incurred and paid. All taxes and royalties are paid out of the Government’s share of profit oil.

South Ghazalat, Arab Republic of Egypt (100% WI)

The 1,883 square kilometer (465,000 acre) South Ghazalat concession is located in the Western Desert to the west of the company's East Ghazalat concession in the prolific Abu Gharadig basin. The Company will acquire extensive 3D seismic over this area prior to drilling exploration wells in the first exploration phase.

At South Ghazalat the company has paid a signature bonus of $5.2 million and committed to a work program of $8 million in the first phase which consists of 400 Km2 of 3D seismic and two wells.

The South Ghazalat concession production sharing terms are as follows: cost oil of 25%, sharing of profit oil with 17% to the Contractor, 83% to the Government of Egypt, with 5% excess cost recovery oil to the Contractor. Capital investments are amortized over five years and operating costs are fully recovered in the quarter incurred and paid. All taxes and royalties are paid out of the Government’s share of profit oil.

REPUBLIC OF YEMEN

Block S-1, Republic of Yemen (25% working interest)

Operations and Exploration

No wells were drilled during the third quarter.

Production

Production was shut-in during the first three quarters of 2013.

Production remained shut-in until November 8, 2013 primarily due to labour negotiations with field employees and tender of service/support contracts in the field. A settlement was reached with the field employees in early April and the operator awarded new service contracts in late May/early June. The new contractors continued negotiations with the local tribes to provide labour for the respective contracts which was concluded in late October.

On November 8, 2013 production recommenced after being shut-in for the past 12 months. Initial production is approximately 5,000 Bopd (1,250 Bopd to TransGlobe). It is expected that the full field will be brought onstream over the next several months as and when service equipment is available to start wells which require assistance to start flowing.

Quarterly Block S-1 Production and Sales (Bopd)
	2013			2012
	Q-3	Q-2	Q-1	Q-4
Gross production rate	—	—	—	3,112
Gross sales production rate	—	—	108	7,748
TransGlobe working interest	—	—	27	1,937
TransGlobe net (after royalties)	—	—	14	1,273
TransGlobe net (after royalties and tax)*	—	—	10	1,105
* Under the terms of the Block S-1 Production Sharing Agreement, royalties and taxes are paid out of the Government's share of production sharing oil.

Block 32, Republic of Yemen (13.81% working interest)

Operations and Exploration

The Company participated in one exploration well during the quarter, which resulted in an oil discovery at Salsala 1 located in the southwestern corner of the block. Based on internal estimates provided by the Operator, the Salsala 1 prospect is estimated to contain an un-risked prospective gross resource potential of 2.6 million barrels on a P mean (most likely) basis.

The Salsala 1 exploration well was directionally drilled to a total depth of 4,147 metres (13,606 ft.) targeting the Shuqra, Kholan and a fractured basement prospect. The Shuqra was perforated over a 32 metre (105 ft.) interval. The zone was acidized and tested at a naturally flowing peak rate of 5,900 barrels oil per day (“Bopd”) of 35 API gravity oil with no water on a 64/64 inch choke size and an estimated reservoir drawdown of 14%. The well was choked back due to facility constraints to a choke size of 36/64 inch and was naturally flowed for an extended flow of 13 hours at an average rate of 3,400 Bopd with 1% water and an average drawdown of 13%. The test results should be considered as preliminary and are not necessarily indicative of long-term performance. The well was suspended and the drilling rig was released. The total wells cost including test is estimated at $12.2 million ($1.7 million to TransGlobe). The partners are currently evaluating the drilling and test results to determine the best development plan for this discovery.

Production

Production sales from Block 32 averaged 1,673 Bopd (231 Bopd to TransGlobe) during the third quarter. The reported gross sales production rate represents the amount of oil that was lifted and sold during the quarter. It is expected that sales production rates and the field production rates will vary quarter to quarter depending on the timing of tanker liftings during the respective quarter.

Field production during the third quarter averaged 2,310 Bopd (319 Bopd to TransGlobe) which is approximately 4% higher than the previous quarter due to production from Godah 13 during the quarter.

Field production averaged approximately 2,191 Bopd (303 Bopd to TransGlobe) during October.

Quarterly Block 32 Production and Sales (Bopd)
	2013			2012
	Q-3	Q-2	Q-1	Q-4
Gross production rate	2,310	2,211	2,416	2,442
Gross sales production rate	1,673	3,100	1,556	3,271
TransGlobe working interest	231	428	215	452
TransGlobe net (after royalties)	169	264	210	253
TransGlobe net (after royalties and tax)*	150	211	113	185
* Under the terms of the Block 32 Production Sharing Agreement, royalties and taxes are paid out of the Government's share of production sharing oil.

Block 72, Republic of Yemen (20% working interest)

Operations and Exploration

No new wells were drilled during the third quarter.

The joint interest partners have approved the Gabdain 3 exploration well, subject to the resolution of logistic/security issues in the area. The operator has requested an extension to the current exploration phase of the PSA and is targeting December 2013 to commence drilling activities on Gabdain 3.

Gabdain 3 is targeting a large fractured basement prospect originally drilled at Gabdain 1 in 2010. Gabdain #1 tested approximately 170 Bopd light oil from the Kholan formation with 85% drawdown (which overlies the basement) during a two-day production test. Test rates are not necessarily indicative of long-term performance. The basement fractures at Gabdain 1 were tight and non-productive. The Gabdain 3 well is located approximately five kilometers from Gabdain 1 and is targeting fractures in the basement. It is expected that the 3,500 meter (11,500 feet) exploration well will cost approximately $14.0 million ($2.8 million to TransGlobe).

Block 75, Republic of Yemen (25% working interest)

Operations and Exploration

No wells were drilled during the quarter.

Future drilling has been suspended pending resolution of logistics and security concerns.

MANAGEMENT'S DISCUSSION AND ANALYSIS

November 11, 2013

The following discussion and analysis is management's opinion of TransGlobe's historical financial and operating results and should be read in conjunction with the unaudited Condensed Consolidated Interim Financial Statements for the Company for the three and nine months ended September 30, 2013 and 2012 and the audited Consolidated Financial Statements and management's discussion and analysis ("MD&A") for the year ended December 31, 2012 included in the Company’s annual report. The Condensed Consolidated Interim Financial Statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board in the currency of the United States (except where otherwise noted). Additional information relating to the Company, including the Company’s Annual Information Form, is on SEDAR at www.sedar.com. The Company’s annual report on Form 40-F may be found on EDGAR at www.sec.gov.

READER ADVISORIES

Forward Looking Statements

Certain statements or information contained herein may constitute forward-looking statements or information under applicable securities laws, including, but not limited to, management’s assessment of future plans and operations, anticipated increases to the Company's reserves and production, the possible sale of the Company's assets in Yemen, collection of accounts receivable from the Egyptian Government, drilling plans and the timing thereof, commodity price risk management strategies, adapting to the current political situations in Egypt and Yemen, reserve estimates, management’s expectation for results of operations for 2013, including expected 2013 average production, funds flow from operations, the 2013 capital program for exploration and development, the timing and method of financing thereof, method of funding drilling commitments, and commodity prices and expected volatility thereof. Statements relating to "reserves" are deemed to be forward-looking statements, as they involve the implied assessment, based on certain estimates and assumptions, that the reserves described can be profitably produced in the future.

Forward-looking statements or information relate to the Company’s future events or performance. All statements other than statements of historical fact may be forward-looking statements or information. Such statements or information are often but not always identified by the use of words such as “seek”, “anticipate”, “plan”, “continue”, “estimate”, “expect”, “may”, “will”, “project”, “predict”, “potential”, “targeting”, “intend”, “could”, “might”, “should”, “believe”, and similar expressions.

Forward-looking statements or information necessarily involve risks including, without limitation, risks associated with oil and gas exploration, development, exploitation, production, marketing and transportation, loss of markets, economic and political instability, volatility of commodity prices, currency fluctuations, imprecision of reserve estimates, environmental risks, competition from other producers, inability to retain drilling rigs and other services, incorrect assessment of the value of acquisitions, failure to realize the anticipated benefits of acquisitions, delays resulting from or inability to obtain required regulatory approvals and ability to access sufficient capital from internal and external sources. The recovery and reserve estimates of the Company's reserves provided herein are estimates only and there is no guarantee that the estimated reserves will be recovered. Events or circumstances may cause actual results to differ materially from those predicted, as a result of the risk factors set out and other known and unknown risks, uncertainties, and other factors, many of which are beyond the control of the Company.

In addition, forward-looking statements or information are based on a number of factors and assumptions which have been used to develop such statements and information in order to provide shareholders with a more complete perspective on the Company's future operations. Such statements and information may prove to be incorrect and readers are cautioned that such statements and information may not be appropriate for other purposes. Although the Company believes that the expectations reflected in such forward-looking statements or information are reasonable, undue reliance should not be placed on forward-looking statements or information because the Company can give no assurance that such expectations will prove to be correct. In addition to other factors and assumptions which may be identified herein, assumptions have been made regarding, among other things: the impact of increasing competition; the general stability of the economic and political environment in which the Company operates; the timely receipt of any required regulatory approvals; the ability of the Company to obtain qualified staff, equipment and services in a timely and cost efficient manner; drilling results; the ability of the operator of the projects which the Company has an interest in to operate the field in a safe, efficient and effective manner; the ability of the Company to obtain financing on acceptable terms; field production rates and decline rates; the ability to replace and expand oil and natural gas reserves through acquisition, development and exploration; the timing and costs of pipeline, storage and facility construction and expansion and the ability of the Company to secure adequate product transportation; future commodity prices; currency, exchange and interest rates; the regulatory framework regarding royalties, taxes and environmental matters in the jurisdictions in which the Company operates; and the ability of the Company to successfully market and receive payment for its oil and natural gas products.

Readers are cautioned that the foregoing list is not exhaustive of all factors and assumptions which have been used. As a consequence, actual results may differ materially from those anticipated in the forward-looking statements. Additional information on these and other factors that could affect the Company's operations and financial results are included in reports on file with Canadian securities regulatory authorities and may be accessed through the SEDAR website (www.sedar.com), EDGAR website (www.sec.gov) and at the Company's website (www.trans-globe.com). Furthermore, the forward-looking statements or information contained herein are made as at the date hereof and the Company does not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by applicable securities laws.

The reader is further cautioned that the preparation of financial statements in accordance with IFRS requires management to make certain judgments and estimates that affect the reported amounts of assets, liabilities, revenues and expenses. Estimating reserves is also critical to several accounting estimates and requires judgments and decisions based upon available geological, geophysical, engineering and economic data. These estimates may change, having either a negative or positive effect on net earnings as further information becomes available, and as the economic environment changes.

MANAGEMENT STRATEGY AND OUTLOOK

The 2013 outlook provides information as to management’s expectation for results of operations for 2013. Readers are cautioned that the 2013 outlook may not be appropriate for other purposes. The Company’s expected results are sensitive to fluctuations in the business environment and may vary accordingly. This outlook contains forward-looking statements that should be read in conjunction with the Company’s disclosure under “Forward-Looking Statements”, outlined on the first page of this MD&A.

2013 Production Outlook

Production Forecast
	2013 Guidance	2012 Actual	% Change
Barrels of oil per day	18,500	17,496	6

Production guidance has been reduced to 18,500 Bopd from previous guidance of 19,000 Bopd to 20,000 Bopd, primarily due to the revised start-up expectations for Block S-1 in Yemen (~400 Bopd), lower average production rates from recent wells brought on production in West Gharib (~300 Bopd) and servicing issues in both West Bakr (~200 Bopd) and East Ghazalat (~100 Bopd).

2013 Updated Funds Flow From Operations Outlook

Funds flow from operations has been adjusted to $135.0 million ($1.79/share) based on an average Dated Brent oil price of $100/Bbl for the remainder of the year and assumes the revised production guidance of 18,500 Bopd for the year as set out above. Variations in production and commodity prices during the remainder of 2013 could change this outlook. An increase or decrease in the average Dated Brent oil price of $10/Bbl for the remainder of the year would result in a corresponding change in anticipated 2013 funds flow by approximately $3.6 million or $0.05/share. Although Block S-1 recommenced production on November 8, 2013, revenue will not be booked to S-1 until a cargo is lifted which could occur in early 2014 providing production is not interrupted.

Funds Flow Forecast
($ millions)	2013 Guidance	2012 Actual	% Change
Funds flow from operations	135.0	153.5	(12)
Dated Brent oil price ($ per Bbl)	106.32	111.56	(5)
* Dated Brent oil price for 2013 Updated Guidance includes an estimated price of $100/Bbl for Q4-2013.

Revised 2013 Capital Budget	Nine Months	2013	2013
($ millions)	September 30, 2013	Guidance	Capital Budget
Egypt	57.1	77.9	124.0
Yemen	2.7	4.4	5.0
	59.8	82.3	129.0
Bonus payments and fees on new concessions	—	42.6	—
Total	59.8	124.9	129.0

The 2013 capital program is split 72:28 between development and exploration, respectively, not including the $42.6 million for signature bonuses and fees.  The Company plans to participate in 46 wells in 2013.  It is anticipated that the Company will fund its 2013 capital budget from funds flow from operations and working capital.

The Company has increased the 2013 capital budget by $42.6 million to reflect the approval of the four new EGPC concessions.

ADDITIONAL MEASURES

Funds Flow from Operations

This document contains the term “funds flow from operations”, which should not be considered an alternative to or more meaningful than “cash flow from operating activities” as determined in accordance with IFRS. Funds flow from operations is a measure that represents cash generated from operating activities before changes in non-cash working capital. Management considers this a key measure as it demonstrates TransGlobe’s ability to generate the cash necessary to fund future growth through capital investment. Funds flow from operations may not be comparable to similar measures used by other companies.

Reconciliation of Funds From Flow Operations
	Three months ended September 30		Nine months ended September 30
($000s)	2013	2012	2013	2012
Cash flow from operating activities	22,035	2,368	90,282	28,742
Changes in non-cash working capital	11,448	33,029	12,093	77,917
Funds flow from operations*	33,483	35,397	102,375	106,659
* Funds flow from operations does not include interest or financing costs. Interest expense is included in financing costs on the Condensed Consolidated Interim Statements of Earnings and Comprehensive Income. Cash interest paid is reported as a financing activity on the Condensed Consolidated Interim Statements of Cash Flows.
TRANSGLOBE’S BUSINESS
TransGlobe is a Canadian-based, publicly-traded, oil exploration and production company whose activities are concentrated in two main geographic areas: the Arab Republic of Egypt (“Egypt”) and the Republic of Yemen (“Yemen”).

SELECTED QUARTERLY FINANCIAL INFORMATION

	2013			2012				2011
(000s, except per share, price and volume amounts)	Q-3	Q-2	Q-1	Q-4	Q-3	Q-2	Q-1	Q-4
Average production volumes (Bopd)	18,197	18,417	18,001	17,875	18,143	16,978	16,720	12,054
Average sales volumes (Bopd)	18,109	18,539	17,909	19,148	17,124	16,978	16,720	12,054
Average price ($/Bbl)	97.18	90.48	99.21	98.70	96.88	95.84	104.78	99.12
Oil sales	161,900	152,646	159,915	173,864	152,624	148,078	159,426	109,919
Oil sales, net of royalties	78,531	76,223	79,366	92,281	74,540	73,633	77,212	60,609
Cash flow from operating activities	22,035	16,347	51,900	65,250	2,368	24,603	1,771	2,330
Funds flow from operations*	33,483	32,887	36,005	46,839	35,397	35,174	36,088	26,469
Funds flow from operations per share
- Basic	0.45	0.45	0.49	0.63	0.49	0.48	0.49	0.36
- Diluted	0.44	0.40	0.44	0.57	0.47	0.43	0.48	0.35
Net earnings	16,344	10,397	24,878	34,836	11,774	30,149	10,975	30,519
Net earnings (loss) – diluted	16,344	(183)	21,427	32,156	11,774	20,821	10,975	30,519
Net earnings per share
- Basic	0.22	0.14	0.34	0.48	0.16	0.41	0.15	0.42
- Diluted	0.22	—	0.26	0.39	0.16	0.25	0.15	0.41

Total assets	723,708	670,996	672,675	653,425	635,529	620,937	648,012	525,806
Cash and cash equivalents	128,162	101,435	112,180	82,974	45,732	72,230	127,313	43,884
Convertible debentures	85,300	81,830	93,842	98,742	102,920	95,043	105,835	—
Total long-term debt, including current portion	39,040	15,224	17,097	16,885	31,878	37,855	57,910	57,609
Debt-to-funds flow ratio**	0.8	0.6	0.7	0.8	1.0	1.0	1.2	0.5
* Funds flow from operations is a measure that represents cash generated from operating activities before changes in non-cash working capital and may not be comparable to     measures used by other companies.
** Debt-to-funds flow ratio is measure that represents total long-term debt (including the current portion) plus convertible debentures over funds flow from operations from the     trailing 12 months and may not be comparable to measures used by other companies.

During the third quarter of 2013, TransGlobe has:

•	Maintained a strong financial position, reporting a debt-to-funds flow ratio of 0.8 at September 30, 2013;

•	Reported net earnings of $16.3 million, which includes a $1.6 million unrealized non-cash loss on convertible debentures;

•	Experienced an increase in oil sales compared to Q2-2013 primarily as a result of increased oil prices;

•
Achieved funds flow from operations of $33.5 million. Funds flow from operations is lower for the three and nine months ended September 30, 2013 versus the same periods in the prior year principally due to higher operating costs, a portion of which has not yet been recognized by EGPC into the cost recovery pools. Once these expenses are included in the cost recovery pools the EGPC government take will adjust to reflect those expenses;

•	Experienced an increase in cash flow from operating activities as compared to Q2-2013, which is mostly due to higher collections on accounts receivable balances;

•	Spent $22.4 million on capital programs and acquisitions, which were funded entirely with cash on hand and the utilization of the Company's Borrowing Base Facility; and

•
Reported an unrealized loss on convertible debentures of $1.6 million in Q3-2013 as compared to an unrealized gain on convertible debentures of $9.1 million in Q2-2013, which is the main reason for the change in earnings between the two periods.

2013 TO 2012 NET EARNINGS VARIANCES

	$000s	$ Per Share Diluted	% Variance
Q3-2012 net earnings	11,774	0.16
Cash items
Volume variance	8,854	0.12	77
Price variance	422	0.01	4
Royalties	(5,285)	(0.070)	(45)
Expenses:
Production and operating	(5,301)	(0.070)	(45)
Cash general and administrative	343	—	3
Exploration	15	—	—
Current income taxes	(932)	(0.010)	(8)
Realized foreign exchange gain (loss)	11	—	—
Interest on long-term debt	(212)	—	(2)
Other income	(41)	—	—
Total cash items variance	(2,126)	(0.020)	(16)
Non-cash items
Unrealized foreign exchange gain	1,305	0.02	11
Depletion, depreciation and amortization	(1,008)	(0.010)	(9)
Unrealized gain (loss) on financial instruments	2,727	0.03	23
Impairment loss	(226)	—	(2)
Stock-based compensation	38	—	—
Deferred income taxes	3,816	0.04	32
Deferred lease inducement	3	—	—
Amortization of deferred financing costs	41	—	—
Total non-cash items variance	6,696	0.08	55
Deferred lease inducement	16,344	0.22	39

Net earnings increased to $16.3 million in Q3-2013 compared to $11.8 million in Q3-2012. From an operational perspective, the increase in royalties and production and operating expenses was partially offset by increased volumes and prices, the net of which contributed a loss of $1.3 million to the quarter-over-quarter change in earnings. The remaining increase is mostly due to favorable fluctuations in the unrealized gain/loss on financial instruments and deferred income taxes.

BUSINESS ENVIRONMENT

The Company’s financial results are significantly influenced by fluctuations in commodity prices, including price differentials. The following table shows select market benchmark prices and foreign exchange rates:

	2013			2012
	Q-3	Q-2	Q-1	Q-4	Q-3
Dated Brent average oil price ($/Bbl)	110.27	102.44	112.59	109.97	109.61
U.S./Canadian Dollar average exchange rate	1.039	1.023	1.009	0.991	0.995

The price of Dated Brent oil averaged 8% higher in Q3-2013 compared with Q2-2013. All of the Company’s production is priced based on Dated Brent and shared with the respective governments through PSCs. When the price of oil increases, it takes fewer barrels to recover costs (cost recovery barrels) which are assigned 100% to the Company. The contracts provide for cost recovery per quarter up to a maximum percentage of total revenue. Timing differences often exist between the Company's recognition of costs and their recovery as the Company accounts for costs on an accrual basis, whereas cost recovery is determined on a cash basis. If the eligible cost recovery is less than the maximum defined cost recovery, the difference is defined as "excess". In Egypt, depending on the PSC, the Contractor's share of excess ranges between 0% and 30%. In Yemen, under the Production Sharing Agreements, the excess is treated as production sharing oil. If the eligible cost recovery exceeds the maximum allowed percentage, the unclaimed cost recovery is carried forward to the next quarter. Typically maximum cost recovery or cost oil ranges from 25% to 30% in Egypt and 50% to 60% in Yemen. The balance of the production after maximum cost recovery is shared with the respective governments (production sharing oil). In Egypt, depending on the contract, the government receives 70% to 86% of the production sharing oil or profit oil. In Yemen, the government receives 65% of the production sharing oil or profit oil. Production sharing splits are set in each contract for the life of the contract. Typically the government’s share of production sharing oil increases when production exceeds pre-set production levels in the respective contracts. During times of increased oil prices, the Company receives less cost oil and may receive more production sharing oil. For reporting purposes, the Company records the respective government’s share of production as royalties and taxes (all taxes are paid out of the Government’s share of production).

During the political change in Egypt, business processes and operations have generally proceeded as normal. While exploration and development activities have only been subjected to short-term interruptions, the Company has continued to experience delays in the collection of accounts receivable from the Egyptian Government due to the economic impact caused by the political and civil instability in the country. The Company is in continual discussions with the Egyptian Government to determine solutions to the delayed cash collections, and expects to recover the accounts receivable balance in full. During the first nine months of 2013, the Company collected $147.7 million in accounts receivable from the Egyptian Government. The Company expects to collect a total of $250 million to $270 million by year end, representing a 59% to 72% increase over 2012 collections. The largest component of the anticipated collections in the fourth quarter will come in the form of a full cargo lifting and a partial cargo lifting, both scheduled for November. These full and partial liftings are expected to result in collections of approximately $65 million based on current pricing. Another large portion of the remaining collections has been the offset of signature bonuses on the four new PSCs awarded to the Company that were recently passed into law. The Company received written confirmation from EGPC that these signature bonuses, which amount to $40.6 million, were offset against the outstanding accounts receivable. Further collections in the fourth quarter are expected in the form of both cash and the offset of accounts payable to Egyptian Government affiliates.

In late June massive civil protests in Cairo and other large population centres in Egypt began which ultimately led to the Egyptian military removing the President from his office on July 3, 2013.  Immediately following his removal an interim government was appointed and a road map to new elections, that are expected to take place in early 2014, was announced.  Additional protests held by the supporters of Mohamed Morsi continued in Cairo and other major cities in Egypt for several weeks following his removal from office. Since the middle of August there have been only very small civil disturbances and demonstrations. TransGlobe’s offices and staff in Cairo and elsewhere were not materially impacted by these events. In addition, these events have had no significant impact on the Company's current operations.  At this time it is not possible for TransGlobe to predict how the transition to a newly-elected government will impact the Company in the long-term.  However, the interim government officials appointed and the significant financial support pledged from neighboring countries are viewed as positive by TransGlobe.

On October 3, 2013, TransGlobe received written notice from the Egyptian Government that the four PSCs (100% working interest) that were won in the 2011/2012 EGPC bid round had been ratified into law. The new PSCs became effective on November 7, 2013 following settlement of signature bonuses which were offset against outstanding accounts receivable, and an official signing ceremony.  The Company committed to spending $101.1 million in the first exploration period (3 years) including signature bonuses of $40.6 million , the acquisition of new 2D and 3D seismic, and the drilling of 38 wells. The Company views the timely ratification of the new PSCs, post the implementation of the new interim government, as a positive indicator that Egypt's oil and gas processes are normalizing.

OPERATING RESULTS AND NETBACK

Daily Volumes, Working Interest before Royalties (Bopd)

Production Volumes

	Three Months Ended September 30		Nine Months Ended September 30
	2013	2012	2013	2012
Egypt	17,878	16,854	17,886	16,622
Yemen	319	1,251	319	662
Total Company	18,197	18,105	18,205	17,284

Sales Volumes

	Three Months Ended September 30		Nine Months Ended September 30
	2013	2012	2013	2012
Egypt	17,878	16,854	17,886	16,622
Yemen	231	271	300	320
Total Company	18,109	17,125	18,186	16,942

Netback

Consolidated

	Nine Months Ended September 30
	2013		2012
(000s, except per Bbl amounts)	$	$/Bbl	$	$/Bbl
Oil sales	474,461	95.57	460,128	99.12
Royalties	240,341	48.41	234,743	50.57
Current taxes	66,682	13.43	66,216	14.26
Production and operating expenses	48,984	9.87	35,024	7.54
Netback	118,454	23.86	124,145	26.75

	Three Months Ended September 30
	2013		2012
(000s, except per Bbl amounts)	$	$/Bbl	$	$/Bbl
Oil sales	161,900	97.18	152,624	96.88
Royalties	83,369	50.04	78,084	49.56
Current taxes	22,566	13.54	21,634	13.73
Production and operating expenses	16,923	10.16	11,622	7.38
Netback	39,042	23.44	41,284	26.21

Egypt

	Nine Months Ended September 30
	2013		2012
(000s, except per Bbl amounts)	$	$/Bbl	$	$/Bbl
Oil sales	465,574	95.35	450,374	98.89
Royalties	237,311	48.60	230,649	50.64
Current taxes	65,695	13.45	64,890	14.25
Production and operating expenses	42,921	8.79	29,552	6.49
Netback	119,647	24.51	125,283	27.51

	Three Months Ended September 30
	2013		2012
(000s, except per Bbl amounts)	$	$/Bbl	$	$/Bbl
Oil sales	159,540	97.00	149,962	96.72
Royalties	82,815	50.35	77,033	49.68
Current taxes	22,369	13.60	21,318	13.75
Production and operating expenses	14,840	9.02	10,510	6.78
Netback	39,516	24.03	41,101	26.51

The netback per Bbl in Egypt decreased 9% and 11%, respectively, in the three and nine months ended September 30, 2013 compared with the same periods of 2012. The decrease in netback per Bbl experienced in the three month period ended September 30, 2013 as compared to 2012 is mainly the result of increased production and operating expense accruals, which are $4.0 million higher as at September 30, 2013 as compared to September 30, 2012. This increase in mainly due to increased third party oil treatment fees, increased diesel consumption and pricing, and increased costs associated with workovers as compared to the same period in 2012. Accrued operating expenses cannot be used to increase the cost oil allocated to the Company until paid in cash, and because the entire increase is the result of increased accruals the Company did not experience a corresponding decrease in royalties and taxes on a per Bbl basis as a result of the increased production and operating costs per Bbl during the three months ended September 30, 2013.

The main reason for the decreased netback during the nine months ended September 30, 2013 as compared to the same period in 2012 was the effect of a 4% reduction in realized oil prices. While production and operating expenses per Bbl increased in the nine months ended September 30, 2013 compared to the same period in 2012 for reasons described above, the increased accruals were a small factor in the overall increase.

For this reason, the increase in production and operating expenses per Bbl on a year to date basis, as compared to the same period in 2012, resulted in an increase in cost oil allocated to the Company, which reduced royalties and taxes on a per Bbl basis.

The average selling price during the three months ended September 30, 2013 was $97.00/Bbl, which represents a gravity/quality adjustment of approximately $13.27/Bbl to the average Dated Brent oil price for the period of $110.27/Bbl. Royalties and taxes as a percentage of revenue remained consistent at 66% and 65%, respectively, in the three and nine months ended September 30, 2013, compared with a ratio of 66% reported in the same periods of 2012.

Yemen

	Nine Months Ended September 30
	2013		2012
(000s, except per Bbl amounts)	$	$/Bbl	$	$/Bbl
Oil sales	8,887	108.51	9,754	111.25
Royalties	3,030	37.00	4,094	46.69
Current taxes	987	12.05	1,326	15.12
Production and operating expenses	6,063	74.03	5,472	62.41
Netback	(1,193)	(14.570)	(1,138)	(12.970)

	Three Months Ended September 30
	2013		2012
(000s, except per Bbl amounts)	$	$/Bbl	$	$/Bbl
Oil sales	2,360	111.05	2,662	106.93
Royalties	554	26.07	1,051	42.22
Current taxes	197	9.27	316	12.69
Production and operating expenses	2,083	98.01	1,112	44.67
Netback	(474)	(22.300)	183	7.35

In Yemen, the Company experienced negative netbacks per Bbl of $22.30 and $14.57, respectively, in the three and nine months ended September 30, 2013. Production and operating expenses on a per Bbl basis remained elevated in Q3-2013 as a result of production being shut-in on Block S-1 for the entire quarter. While production volumes were down, the Company continued to incur the majority of the production and operating costs on Block S-1 which significantly increased production and operating expenses per Bbl. Block S-1 production and operating expenses contributed $75.56/Bbl and $39.82/Bbl, respectively, to the production and operating expenses per Bbl in the tables above for the three and nine months ended September 30, 2013. After being shut-in for several months, when production resumed on Block S-1 in July 2012 and again in November 2012 all operating expenses accumulated during the shut-in period were recovered through cost oil within the first two months of production. Similarly, it is expected that the Block S-1 production and operating costs incurred while shut-in during 2013 will be recovered from cost oil when production resumes.

Royalties and taxes as a percentage of revenue decreased to 32% and 45%, respectively, in the three and nine months ended September 30, 2013, compared with 51% and 56% in the same periods of 2012.

GENERAL AND ADMINISTRATIVE EXPENSES (“G&A”)

	Nine Months Ended September 30
	2013		2012
(000s, except per Bbl amounts)	$	$/Bbl	$	$/Bbl
G&A (gross)	19,328	3.89	18,993	4.09
Stock-based compensation	4,024	0.81	3,477	0.75
Capitalized G&A and overhead recoveries	(2,967)	(0.600)	(1,641)	(0.350)
G&A (net)	20,385	4.10	20,829	4.49

	Three Months Ended September 30
	2013		2012
(000s, except per Bbl amounts)	$	$/Bbl	$	$/Bbl
G&A (gross)	6,622	3.97	6,112	3.88
Stock-based compensation	1,462	0.88	1,500	0.95
Capitalized G&A and overhead recoveries	(1,118)	(0.670)	(262)	(0.170)
G&A (net)	6,966	4.18	7,350	4.66

G&A expenses (net) in the three and nine months ended September 30, 2013 remained relatively consistent compared with the same periods in 2012. On a per Bbl basis, decreases of 10% and 9%, respectively, in the three and nine months ended September 30, 2013 compared with 2012 are mainly the result of increased sales volumes in 2013.

FINANCE COSTS

Finance costs for the three and nine months ended September 30, 2013 were $2.6 million and $7.1 million, respectively (2012 - $2.5 million and $11.5 million, respectively). The Company incurred convertible debenture issue costs of $4.6 million during the nine months ended September 30, 2012, which caused a significant increase in finance costs during that period. The decrease in finance costs during the first three quarters of 2013 relates principally to the absence of the convertible debenture issue costs in the current year.

	Three Months Ended September 30		Nine Months Ended September 30
(000s)	2013	2012	2013	2012
Interest expense	$2,357	$2,144	$6,226	$5,905
Issue costs for convertible debentures	—	—	—	4,630
Amortization of deferred financing costs	281	323	826	953
Finance costs	$2,638	$2,467	$7,052	$11,488

The Company had $42.0 million ($39.0 million net of unamortized deferred financing costs) of long-term debt outstanding at September 30, 2013 (September 30, 2012 - $33.7 million). On June 11, 2013, the Company finalized an amendment to the Borrowing Base Facility, which re-established the borrowing base at $100.0 million and extended the term of the facility to December 31, 2017. The long-term debt that was outstanding under the Borrowing Base Facility at September 30, 2013 bore interest at LIBOR plus an applicable margin that varies from 5.0% to 5.5% depending on the amount drawn under the facility.

In February 2012, the Company sold, on a bought-deal basis, C$97.8 million ($97.9 million) aggregate principal amount of convertible unsecured subordinated debentures with a maturity date of March 31, 2017. The debentures are convertible at any time and from time to time into common shares of the Company at a price of C$15.10 per common share. The debentures are not redeemable by the Company on or before March 31, 2015 other than in limited circumstances in connection with a change of control of TransGlobe. After March 31, 2015 and prior to March 31, 2017, the debentures may be redeemed by the Company at a redemption price equal to the principal amount plus accrued and unpaid interest, provided that the weighted-average trading price of the common shares for the 20 consecutive trading days ending five trading days prior to the date on which notice of redemption is provided is not less than 125 percent of the conversion price (or C$18.88 per common share). Interest of 6% is payable semi-annually in arrears on March 31 and September 30. At maturity or redemption, the Company has the option to settle all or any portion of principal obligations by delivering to the debenture holders sufficient common shares to satisfy these obligations.

DEPLETION AND DEPRECIATION (“DD&A”)

	Nine Months Ended September 30
	2013		2012
(000s, except per Bbl amounts)	$	$/Bbl	$	$/Bbl
Egypt	34,109	6.99	33,570	7.37
Yemen	869	10.61	645	7.36
Corporate	275	—	301	—
	35,253	7.10	34,516	7.44

	Three Months Ended September 30
	2013		2012
(000s, except per Bbl amounts)	$	$/Bbl	$	$/Bbl
Egypt	11,679	7.10	10,706	6.90
Yemen	235	11.06	196	7.86
Corporate	99	—	103	—
	12,013	7.21	11,005	6.99

In Egypt, DD&A increased 3% on a per Bbl basis for the three month period ended September 30, 2013 compared to 2012, and decreased 5% on a per Bbl basis for the nine month period ended September 30, 2013 compared to 2012. This decrease is mostly due to proved plus probable reserve additions during the third and fourth quarters of 2012.

In Yemen, DD&A increased 41% and 44%, respectively, on a per Bbl basis for the three and nine month periods ended September 30, 2013 compared to 2012. These increases are due to a smaller reserve base over which capital costs are being depleted and increased future development costs in the first nine months of 2013 as compared to 2012.

IMPAIRMENT OF EXPLORATION AND EVALUATION ASSETS

On the South Mariut block, the Company drilled two exploration wells during the first quarter of 2013 and one exploration well during the second quarter of 2013, all of which were dry. The Company and its joint interest partner fulfilled their commitments under the terms of the South Mariut Concession Agreement, and elected not to commit to the second and final two-year extension period and subsequently relinquished the block. Because the Company and its partners have no plans for further exploration in the South Mariut block, the Company recorded an impairment loss on the South Mariut exploration and evaluation assets in the amount of $19.7 million during the second quarter of 2013, which represented all intangible exploration and evaluation asset costs carried at South Mariut as at June 30, 2013. During the third quarter of 2013, the Company recorded adjustments of $0.2 million to the impairment charge at South Mariut, which have been presented as an impairment loss on the Condensed Consolidated Statement of Earnings and Comprehensive Income.

CAPITAL EXPENDITURES

	Nine Months Ended September 30
(000s)	2013	2012
Egypt	57,070	30,368
Yemen	2,706	1,003
Acquisitions	—	27,978
Corporate	130	130
Total	59,906	59,479

In Egypt, total capital expenditures in the first nine months of 2013 were $57.1 million (2012 - $30.4 million). During the first nine months of the year, the Company drilled 15 wells at West Gharib (seven oil wells at Arta, one oil well at Hana, one oil well at Hoshia, along with five oil wells and one dry hole at East Arta). The Company also drilled twelve oil wells at West Bakr, two oil wells, one gas/condensate well and one dry hole at East Ghazalat, and three dry holes at South Mariut.

At Block 32 in Yemen, the Company drilled one development oil well at Godah and one exploration well at Salsala (oil) during the first nine months of 2013.

OUTSTANDING SHARE DATA

As at September 30, 2013, the Company had 73,971,472 common shares issued and outstanding and 6,922,767 stock options issued and outstanding, which are exercisable in accordance with their terms into a maximum of 6,922,767 common shares of the Company.

LIQUIDITY AND CAPITAL RESOURCES

Liquidity describes a company’s ability to access cash. Companies operating in the upstream oil and gas industry require sufficient cash in order to fund capital programs necessary to maintain and increase production and reserves, to acquire strategic oil and gas assets and to repay debt. TransGlobe’s capital programs are funded principally by cash provided from operating activities. A key measure that TransGlobe uses to evaluate the Company’s overall financial strength is debt-to-funds flow from operations (calculated on a 12-month trailing basis). TransGlobe’s debt-to-funds flow from operations ratio, a key short-term leverage measure, remained strong at 0.8 times at September 30, 2013 (December 31, 2012 - 0.8). This is within the Company’s target range of no more than 2.0 times.

The table on the following page illustrates TransGlobe’s sources and uses of cash during the periods ended September 30, 2013 and 2012:

Sources and Uses of Cash
	Nine Months Ended September 30
($000s)	2013	2012
Cash sourced
Funds flow from operations*	102,375	106,659
Transfer from restricted cash	—	806
Increase in long-term debt	23,550	—
Issue of convertible debentures	—	97,851
Exercise of stock options	719	3,196
Other	—	814
	126,644	209,326
Cash used
Capital expenditures	59,906	31,501
Deferred financing costs	2,221	383
Transfer to restricted cash	467	—
Acquisitions	—	27,978
Repayment of long-term debt	—	26,300
Finance costs	7,670	10,203
Other	1,560	435
	71,824	96,800
	54,820	112,526
Changes in non-cash working capital	(9,632)	(110,678)
Increase in cash and cash equivalents	45,188	1,848
Cash and cash equivalents – beginning of period	82,974	43,884
Cash and cash equivalents – end of period	128,162	45,732
* Funds flow from operations is a measure that represents cash generated from operating activities before changes in non-cash working capital.

Funding for the Company’s capital expenditures was provided by funds flow from operations. The Company expects to fund its 2013 exploration and development program, which is estimated at $82.3 million ($22.5 million remaining), and contractual commitments through the use of working capital and cash generated by operating activities. Fluctuations in commodity prices, product demand, foreign exchange rates, interest rates and various other risks including timely collections of accounts receivable from the Egyptian Government may impact capital resources.

Working capital is the amount by which current assets exceed current liabilities. At September 30, 2013, the Company had working capital of $318.8 million (December 31, 2012 - $262.2 million). The increase to working capital in Q3-2013 is principally the result of an increase in cash and cash equivalents and accounts receivable. The majority of the Company’s accounts receivable are due from Egyptian General Petroleum Company ("EGPC"), and the continued political changes in the country have increased EGPC's credit risk, which has increased the Company’s credit risk. The Company is in continual discussions with EGPC and the Egyptian Government to determine solutions to the delayed cash collections, and expects to recover the entire accounts receivable balance in full. The Company expects to collect a total of $250 million to $270 million by year end, representing a 59% to 72% increase over 2012 collections. The majority of the remaining collections will come in the form of a full cargo lifting and a partial cargo lifting, both scheduled for November, which have been allocated to the Company. These full and partial liftings are expected to result in collections of approximately $65 million based on current pricing. Another large portion of the remaining collections has been the offset of signature bonuses on the four new PSCs awarded to the Company that were recently passed into law. The Company received written confirmation from EGPC that these signature bonuses, which amount to $40.6 million, were offset against the outstanding accounts receivable. Further collections in the fourth quarter are expected in the form of both cash and the offset of accounts payable to Egyptian Government affiliates. As at September 30, 2013, the Company has included $20.7 million (December 31, 2012 - $14.2 million) of excess cost oil payable to the Egyptian Government in its accounts payable balance on the Condensed Consolidated Interim Balance Sheets. Excess cost oil payable to the Egyptian Government is offset against accounts receivable in the quarter immediately following its accumulation; therefore, the third quarter excess cost oil payable of $20.7 million will be offset against accounts receivable in the fourth quarter of 2013.

At September 30, 2013, TransGlobe had $100.0 million available under a Borrowing Base Facility of which $42.0 million was drawn. As repayments on the Borrowing Base Facility are not expected to commence until 2016, the entire balance is presented as a long-term liability on the Condensed Consolidated Interim Balance Sheets. Repayments will be made as required according to the scheduled reduction of the facility.

($000s)	September 30, 2013	December 31, 2012
Bank debt	42,000	18,450
Deferred financing costs	(2,960)	(1,565)
Long-term debt (net of deferred financing costs)	39,040	16,885

COMMITMENTS AND CONTINGENCIES

As part of its normal business, the Company entered into arrangements and incurred obligations that will impact the Company’s future operations and liquidity. The principal commitments of the Company are as follows:

($000s)			Payment Due by Period 1 2
	Recognized in
	Financial	Contractual	Less than			More than
	Statements	Cash Flows	1 year	1 – 3 years	4 – 5 years	5 years
Accounts payable and accrued liabilities	Yes-Liability	57,182	57,182	—	—	—
Long-term debt	Yes-Liability	42,000	—	—	42,000	—
Convertible debentures	Yes-Liability	85,300	—	—	85,300	—
Office, equipment and drilling rig leases	No	13,836	7,037	2,411	2,034	2,354
Minimum work commitments[3]	No	750	750	—	—	—
Total		199,068	64,969	2,411	129,334	2,354
1 Payments exclude ongoing operating costs, finance costs and payments made to settle derivatives.
2 Payments denominated in foreign currencies have been translated at September 30, 2013 exchange rates.
3 Minimum work commitments include contracts awarded for capital projects and those commitments related to exploration and drilling obligations.

The Company is subject to certain office, equipment and drilling rig leases.

Pursuant to the PSA for Block 75 in Yemen, the Contractor (Joint Interest Partners) has a remaining minimum financial commitment of $3.0 million ($0.8 million to TransGlobe) for one exploration well in the first exploration period, which has been extended to March 9, 2014.

Pursuant to the August 18, 2008 asset purchase agreement for a 25% financial interest in eight development leases on the West Gharib concession in Egypt, the Company has committed to paying the vendor a success fee to a maximum of $2.0 million if incremental reserve thresholds are reached in the South Rahmi development lease to be evaluated annually. Based on the Company's annual Reserve Report effective December 31, 2012, no additional fees were due in 2013.

Pursuant to the June 7, 2012 and July 26, 2012 share purchase agreements for a combined 100% operated interest in the South Alamein concession in Egypt, the Company has a commitment to drill one well (all financial commitments have been met) prior to the termination of the final two-year extension period, which expires on April 5, 2014.

In the normal course of its operations, the Company may be subject to litigation proceedings and claims. Although it is not possible to estimate the extent of potential costs, if any, management believes that the ultimate resolution of such contingencies would not have a material adverse impact on the results of operations, financial position or liquidity of the Company.

The Company is not aware of any material provisions or other contingent liabilities as at September 30, 2013.

EVENTS AFTER THE REPORTING PERIOD

On October 3, 2013, the Company received written notice from the Egyptian Government that the four PSCs (100% working interest) which were won in the 2011/2012 EGPC bid round have been ratified into law. The new PSCs became effective on November 7, 2013 following the settlement of signature bonuses, which were offset against outstanding accounts receivable, and an official signing ceremony. All four PSCs have a seven year exploration term, which is comprised of three phases starting with an initial three year exploration period and two additional two year extension periods. The PSCs provide for the approval of 20 year development leases on commercial discoveries.

The Company committed to spending $101.1 million in the first exploration period (3 years) including signature bonuses, ($40.6 million settled through an offset to accounts receivable) the acquisition of new 2D and 3D seismic, and the drilling of 38 wells.

The four new PSCs and their associated work and financial commitments are as follows:

			First 3-Year Exploration Period Commitments
			Work Program			Financial
Concession Name	Working Interest	Signature Bonus ($ millions)	2D Seismic	3D Seismic	# of wells	($ millions)
NW Gharib	100%	25.0	—	200 km2	30	35.0
SW Gharib	100%	5.2	—	200 km2	4	10.0
SE Gharib	100%	5.2	300 km	200 km2	2	7.5
South Ghazalat	100%	5.2	—	400 km2	2	8.0
		40.6	300 km	1,000 km2	38	60.5

CHANGES IN ACCOUNTING POLICIES

New accounting policies

IFRS 10 (new) “Consolidated Financial Statements”

In May 2011, the IASB issued IFRS 10 to replace SIC-12, “Consolidation – Special Purpose Entities”, and parts of IAS 27, “Consolidated and Separate Financial Statements”. IFRS 10 establishes principles for the presentation and preparation of consolidated financial statements when an entity controls one or more other entities. IFRS 10 is effective for annual periods beginning on or after January 1, 2013; accordingly, the Company has adopted this standard for the year ending December 31, 2013. The adoption of this standard had no material impact on the Condensed Consolidated Interim Financial Statements.

IFRS 11 (new) “Joint Arrangements”

In May 2011, the IASB issued IFRS 11 to replace IAS 31, “Interests in Joint Ventures”, and SIC-13, “Jointly Controlled Entities – Non-monetary Contributions by Venturers”. IFRS 11 requires entities to follow the substance rather than legal form of a joint arrangement and removes the choice of accounting method. IFRS 11 is effective for annual periods beginning on or after January 1, 2013; accordingly, the Company has adopted this standard for the year ending December 31, 2013. The adoption of this standard had no material impact on the Condensed Consolidated Interim Financial Statements.

IFRS 12 (new) “Disclosure of Interests in Other Entities”

In May 2011, the IASB issued IFRS 12, which aggregates and amends disclosure requirements included within other standards. IFRS 12 requires entities to provide disclosures about subsidiaries, joint arrangements, associates and unconsolidated structured entities. IFRS 12 is effective for annual periods beginning on or after January 1, 2013; accordingly, the Company has adopted this standard for the year ending December 31, 2013. The adoption of this standard had no material impact on the Condensed Consolidated Interim Financial Statements.

IFRS 13 (new) “Fair Value Measurement”

In May 2011, the IASB issued IFRS 13 to clarify the definition of fair value and provide guidance on determining fair value. IFRS 13 amends disclosure requirements included within other standards and establishes a single framework for fair value measurement and disclosure. IFRS 13 is effective for annual periods beginning on or after January 1, 2013; accordingly, the Company has adopted this standard for the year ending December 31, 2013. The adoption of this standard had no material impact on the Condensed Consolidated Interim Financial Statements.

IAS 1 (revised) “Presentation of Financial Statements”

In June 2011, the IASB issued amendments to IAS 1 to require separate presentation for items of other comprehensive income that would be reclassified to profit or loss in the future from those that would not. These amendments are effective for annual periods beginning on or after July 1, 2012; accordingly, the Company has adopted these amendments for the year ending December 31, 2013. These amendments had no material impact on the Condensed Consolidated Interim Financial Statements.

IAS 19 (revised) “Employee Benefits”

In June 2011, the IASB issued amendments to IAS 19 to revise certain aspects of the accounting for pension plans and other benefits. The amendments eliminate the corridor method of accounting for defined benefit plans, change the recognition pattern of gains and losses, and require additional disclosures. These amendments are effective for annual periods beginning on or after January 1, 2013; accordingly, the Company has adopted these amendments for the year ending December 31, 2013. These amendments had no material impact on the Condensed Consolidated Interim Financial Statements.

IAS 28 (revised) “Investments in Associates and Joint Ventures”

In May 2011, the IASB issued amendments to IAS 28 to prescribe the accounting for investments in associates and set out the requirements for applying the equity method when accounting for investments in associates and joint ventures. These amendments are effective for annual periods beginning on or after January 1, 2013; accordingly, the Company has adopted these amendments for the year ending December 31, 2013. These amendments had no material impact on the Condensed Consolidated Interim Financial Statements.

Future changes to accounting policies

As at the date of authorization of the Condensed Consolidated Interim Financial Statements the following Standards and Interpretations which have not yet been applied in the Condensed Consolidated Interim Financial Statements have been issued but are not yet effective:

IFRS 9 (revised) “Financial Instruments: Classification and Measurement”

In November 2009, the IASB issued IFRS 9 as part of its project to replace IAS 39, “Financial Instruments: Recognition and Measurement”. In October 2010, the IASB updated IFRS 9 to include the requirements for financial liabilities. IFRS 9 replaces the multiple rules in IAS 39 with a single approach to determine whether a financial asset is measured at amortized cost or fair value. The approach in IFRS 9 is based on how an entity manages its financial instruments in the context of its business model and the contractual cash flow characteristics of the financial assets. IFRS 9 is effective for annual periods beginning on or after January 1, 2015. The Company is currently evaluating the impact of this standard on its Condensed Consolidated Interim Financial Statements.

IFRS 10 (revised) “Consolidated Financial Statements”

In October 2012, the IASB issued amendments to IFRS 10 to define investment entities, provide an exception to the consolidation of investment entities by a parent company, and prescribe fair value measurement to measure such entities. These amendments are effective for annual periods beginning on or after January 1, 2014. The Company does not expect that these amendments will have a material impact on its Condensed Consolidated Interim Financial Statements.

IFRS 12 (revised) “Disclosure of interests in other entities”

In October 2012, the IASB issued amendments to IFRS 12 to prescribe disclosures about significant judgments and assumptions used to determine whether an entity is an investment entity as well as other disclosures regarding the measurement of such entities. These amendments are effective for annual periods beginning on or after January 1, 2014. The Company does not expect that these amendments will have a material impact on its Condensed Consolidated Interim Financial Statements.

IAS 32 (revised) “Financial Instruments: Presentation”

In December 2011, the IASB issued amendments to IAS 32 to address inconsistencies when applying the offsetting criteria. These amendments clarify some of the criteria required to be met in order to permit the offsetting of financial assets and financial liabilities. These amendments are effective for annual periods beginning on or after January 1, 2014. The Company does not expect that these amendments will have a material impact on its Condensed Consolidated Interim Financial Statements.

INTERNAL CONTROLS OVER FINANCIAL REPORTING

TransGlobe’s management designed and implemented internal controls over financial reporting, as defined under National Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings, of the Canadian Securities Administrators and as defined in Rule 13a-15 under the US Securities Exchange Act of 1934. Internal controls over financial reporting is a process designed under the supervision of the Chief Executive Officer and the Chief Financial Officer and effected by the Board of Directors, management and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS, focusing in particular on controls over information contained in the annual and interim financial statements. Due to its inherent limitations, internal controls over financial reporting may not prevent or detect misstatements on a timely basis. A system of internal controls over financial reporting, no matter how well conceived or operated, can provide only reasonable, not absolute, assurance that the objectives of the internal controls over financial reporting are met. Also, projections of any evaluation of the effectiveness of internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with policies or procedures may deteriorate.

No changes were made to the Company’s internal control over financial reporting during the period ended September 30, 2013 that have materially affected, or are reasonably likely to materially affect, the internal controls over financial reporting.

Condensed Consolidated Interim Statements of Earnings and Comprehensive Income

(Unaudited – Expressed in thousands of U.S. Dollars, except per share amounts)

	Three Months Ended		Nine Months Ended
	September 30		September 30
	2013	2012	2013	2012

REVENUE
Oil sales, net of royalties	$78,531	$74,540	$234,120	$225,385
Derivative gain (loss) on commodity contracts	-	-	-	(125)
Finance revenue	59	100	288	351
	78,590	74,640	234,408	225,611

EXPENSES
Production and operating	16,923	11,622	48,984	35,024
General and administrative	6,966	7,350	20,385	20,829
Foreign exchange (gain) loss	1,874	3,190	(1,854)	1,016
Finance costs	2,638	2,467	7,052	11,488
Exploration	114	129	292	800
Depletion, depreciation and amortization	12,013	11,005	35,253	34,516
Unrealized (gain) loss on financial instruments	1,634	4,361	(10,454)	3,363
Impairment of exploration and evaluation assets	226	-	19,936	17
	42,388	40,124	119,594	107,053

Earnings before income taxes	36,202	34,516	114,814	118,558
Income tax expense (recovery) - current	22,566	21,634	66,682	66,216
- deferred	(2,708)	1,108	(3,487)	(556)
	19,858	22,742	63,195	65,660

NET EARNINGS AND COMPREHENSIVE INCOME FOR THE PERIOD	$16,344	$11,774	$51,619	$52,898

Earnings per share
Basic	$0.22	$0.16	$0.70	$0.72
Diluted	$0.22	$0.16	$0.52	$0.70

Condensed Consolidated Interim Balance Sheets

(Unaudited - Expressed in thousands of U.S. Dollars)

	As at September 30, 2013	As at December 31, 2012

ASSETS
Cash and cash equivalents	$128,162	$82,974
Accounts receivable	239,676	221,017
Prepaids and other	7,505	6,813
Product inventory	637	-
	375,980	310,804
Non-Current
Restricted cash	1,248	782
Intangible exploration and evaluation assets	37,615	48,414
Property and equipment
Petroleum properties	296,738	280,895
Other assets	3,947	4,350
Goodwill	8,180	8,180
	$723,708	$653,425

LIABILITIES
Current
Accounts payable and accrued liabilities	$57,182	$48,587
	57,182	48,587
Non-Current
Long-term debt	39,040	16,885
Convertible debentures	85,300	98,742
Deferred taxes	48,877	52,363
Other long-term liabilities	872	988
	231,271	217,565

SHAREHOLDERS’ EQUITY
Share capital	159,697	158,721
Contributed surplus	15,696	11,714
Retained earnings	317,044	265,425
	492,437	435,860
	$723,708	$653,425

Condensed Consolidated Interim Statements of Changes in Shareholders’ Equity

(Unaudited – Expressed in thousands of U.S. Dollars)

	Three Months Ended		Nine Months Ended
	September 30		September 30
	2013	2,012	2013	2,012
Share Capital
Balance, beginning of period	$159,401	$156,320	$158,721	$154,263
Stock options exercised	219	1,674	719	3,196
Transfer to share capital on exercise of options	77	545	257	1,080
Balance, end of period	$159,697	$158,539	$159,697	$158,539

Contributed Surplus
Balance, beginning of period	$14,344	9,844	11,714	8,538
Stock-based compensation expense	1,429	1,337	4,239	3,178
Transfer to share capital on exercise of options	(77)	(545)	(257)	(1,080)
Balance, end of period	$15,696	$10,636	$15,696	$10,636

Retained Earnings
Balance, beginning of period	$300,700	$218,815	$265,425	$177,691
Net earnings	16,344	11,774	51,619	52,898
	$317,044	$230,589	$317,044	$230,589

Condensed Consolidated Interim Statements of Cash Flows

(Unaudited - Expressed in thousands of U.S. Dollars)

	Three Months Ended		Nine Months Ended
	September 30		September 30
	2013	2012	2013	2012
CASH FLOWS RELATED TO THE FOLLOWING ACTIVITIES:

OPERATING
Net earnings for the period	$16,344	$11,774	$51,619	$52,898
Adjustments for:
Depletion, depreciation and amortization	12,013	11,055	35,253	34,516
Deferred lease inducement	110	113	338	342
Impairment of exploration and evaluation costs	226	-	19,936	17
Stock-based compensation	1,462	1,500	4,024	3,477
Finance costs	2,638	2,467	7,052	11,488
Income tax expense	19,858	22,742	63,195	65,660
Unrealized (gain) loss on commodity contracts	-	-	-	125
Unrealized (gain ) loss on financial instruments	1,634	4,361	(10,454)	3,363
Unrealized (gain) loss on foreign currency translation	1,764	3,069	(1,906)	989
Income taxes paid	(22,566)	(21,634)	(66,682)	(66,216)
Changes in non-cash working capital	(11,448)	(33,029)	(12,093)	(77,917)
Net cash generated by (used in) operating activities	22,035	2,368	90,282	28,742

INVESTING
Additions to intangible exploration and evaluation assets	(4,621)	(189)	(9,137)	(1,710)
Additions to petroleum properties	(17,526)	(11,854)	(50,432)	(28,626)
Additions to other assets	(271)	(536)	(337)	(1,165)
Business acquisitions	-	(4,881)	-	(27,978)
Changes in restricted cash	(466)	(1)	(467)	806
Changes in non-cash working capital	7,978	(765)	2,461	(32,850)
Net cash generated by (used in) investing activities	(14,906)	(18,226)	(57,912)	(91,523)

FINANCING
Issue of common shares for cash	219	1,674	719	3,196
Financing costs	(16)	-	(2,221)	(383)
Interest paid	(4,112)	(4,180)	(7,670)	(5,573)
Increase in long-term debt	23,550	-	23,550	-
Issue of convertible debentures	-	-	-	97,851
Issue costs for convertible debentures	-	-	-	(4,630)
Repayments of long-term liabilities	-	(6,300)	-	(26,300)
Decrease in other long-term liabilities	(138)	(106)	(423)	(435)
Changes in non-cash working capital	-	(2,374)	-	89
Net cash generated by (used in) financial activities	19,503	(11,286)	13,955	63,815
Currency translation differences relating to cash and cash equivalents	95	646	(1,137)	814
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	26,727	(26,498)	45,188	1,848

CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD	101,435	72,230	82,974	43,884

CASH AND CASH EQUIVALENTS, END OF PERIOD	$128,162	$45,732	$128,162	$45,732

TransGlobe Energy Corporation is a Calgary-based, growth-oriented oil and gas exploration and development company focused on the Middle East/North Africa region with production operations in the Arab Republic of Egypt and the Republic of Yemen. TransGlobe’s common shares trade on the Toronto Stock Exchange under the symbol TGL and on the NASDAQ Exchange under the symbol TGA.

Cautionary Statement to Investors:
This news release may include certain statements that may be deemed to be “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Such statements relate to possible future events. All statements other than statements of historical fact may be forward-looking statements. Forward-looking statements are often, but not always, identified by the use of words such as “seek”, “anticipate”, “plan”, “continue”, “estimate”, “expect”, “may”, “will”, “project”, “predict”, “potential”, “targeting”, “intend”, “could”, “might”, “should”, “believe” and similar expressions. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. Although TransGlobe’s forward-looking statements are based on the beliefs, expectations, opinions and assumptions of the Company’s management on the date the statements are made, such statements are inherently uncertain and provide no guarantee of future performance. In particular, this press release contains forward-looking statements regarding the Company's appraisal, development and evaluation plans and the focus of the Company's exploration budget. In addition, information and statements relating to "resources" are deemed to be forward-looking information and statements, as they involve the implied assessment, based on certain estimates and assumptions, that the resources described exist in the quantities predicted or estimated, and that the resources described can be profitably produced in the future. Actual results may differ materially from TransGlobe’s expectations as reflected in such forward-looking statements as a result of various factors, many of which are beyond the control of the Company. These factors include, but are not limited to, unforeseen changes in the rate of production from TransGlobe’s oil and gas properties, changes in price of crude oil and natural gas, adverse technical factors associated with exploration, development, production or transportation of TransGlobe’s crude oil and natural gas reserves, changes or disruptions in the political or fiscal regimes in TransGlobe’s areas of activity, changes in tax, energy or other laws or regulations, changes in significant capital expenditures, delays or disruptions in production due to shortages of skilled manpower, equipment or materials, economic fluctuations, and other factors beyond the Company’s control. With respect to forward-looking statements contained in this press release, assumptions have been made regarding, among other things: the Company’s ability to obtain qualified staff and equipment in a timely and cost-efficient manner; the regulatory framework governing royalties, taxes and environmental matters in the jurisdictions in which the Company conducts and will conduct its business; future capital expenditures to be made by the Company; future sources of funding for the Company’s capital programs; geological and engineering estimates in respect of the Company’s reserves and resources; and the geography of the areas in which the Company is conducting exploration and development activities. TransGlobe does not assume any obligation to update forward-looking statements if circumstances or management’s beliefs, expectations or opinions should change, other than as required by law, and investors should not attribute undue certainty to, or place undue reliance on, any forward-looking statements. Please consult TransGlobe’s public filings at www.sedar.com and www.sec.gov/edgar.shtml for further, more detailed information concerning these matters, including additional risks related to TransGlobe's business.

For further information, please contact: Investor Relations Scott Koyich Telephone: (403) 264-9888 Email: investor.relations@trans-globe.com Web site: www.trans-globe.com